Exhibit 23.2
CONSENT OF INDEPENDENT AUDITORS
We consent to the use in this Amendment No. 2 to Registration Statement No. 333-131484 of Darling International Inc. on Form S-4 of our report dated April 4, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to National By-Products, LLC’s purchase agreement with Darling International Inc.) related to the financial statements of National By-Products, LLC as of December 31, 2005 and January 1, 2005, and the related statements of income, changes in members’ equity, and cash flows for each of the three years in the period ended December 31, 2005, appearing in the prospectus, which is part of this Registration Statement and to the reference to us under the heading “Experts” in such prospectus.
/s/ Deloitte & Touche, LLP
Des Moines, Iowa
April 4, 2006